Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399



The following documentation is included in the special website for the CN-BNSF Combination at http://www.cn-bnsfcombination.com. Additional documentation in this website has already been filed.

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[About the CN-BNSF Combination Site]
This Web site has been created to provide detailed information to CN shareholders and other interested parties on the CN-BNSF Combination announced on December 20, 1999. The site contains the latest details on the Combination and is updated regularly.

[STB Imposed Moratorium]

Combination benefits delayed
On Friday, March 17, the U.S. Surface Transportation Board imposed a 15-month delay in the consideration of any rail consolidations - in effect, a moratorium that prevents CN and BNSF from moving ahead with our combination, at this time.

Both railroads strongly disagree with this unprecedented decision and are challenging this ruling in the courts. On March 17, CN filed a Petition for Review with the U.S. Court of Appeals (District of Columbia). BNSF also filed a Petition for Review.

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[What's New]
March 23, 2000

Canadian National's Paul M. Tellier tells U.S. Senate Commerce Committee STB's rail merger moratorium is unlawful and unfair

March 21, 2000

CN opts to delay Special Meeting of Shareholders -- Annual Meeting scheduled for April 19, 2000

March 17, 2000
CN launches legal challenge to STB decision

March 10, 2000

Statement of Paul M. Tellier, President and Chief Executive Officer of Canadian National Railway Company, and Robert D. Krebs, Chairman and Chief Executive Officer of Burlington Northern Santa Fe Corporation


                  (c) 2000, Canadian National Railway Company
                           Legal Terms and Conditions
                               Created by iStudio

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


                                THE JOURNAL OF
                                   COMMERCE

                          WEDNESDAY, FEBRUARY 9, 2000


Unable to play, they're trying to stall game



SAVE ME! SAVE ME!

You can almost hear the cries of "Save me! Save me!" from competing railroads that oppose the proposed business combi- nation of Burlington Northern Santa Fe Corp. and Canadian National Railway Co.

In a world that has become accustomed to corporate-speak that rarely says anything of consequence, it was refreshing to hear CSX Corp. Chairman and Chief Executive John Snow recently acknowledge that he was not opposing the BNSF-CN transaction on its merits.

"It might even be a good merger," he allowed.

His objection is based on timing.

This is a dreadful time for the transportation world to be forced to deal with another major rail merger. That's the litany we hear from Snow and colleagues Dick Davidson, chairman and chief executive of Union Pacific Railroad, and David Goode, chairman, president and chief executive of Norfolk Southern Corp.

Why is the timing so bad? It's bad because the opponents aren't in a position to play in the merger game themselves.

With candor, Snow pointed out that his railroad and the others have terribly weak balance sheets, which is why they don't want to be forced into mergers to compete with the combining BNSF and CN.

The opponents do not, however, explain that their weak balance sheets result from their own actions. If they did, they might have to admit that they are asking to be "saved" from themselves.

As one attendee at the CSX analyst meeting harrumphed: "There's a lot of socialists wearing capitalist suits."

First, going back to Union Pacific's ill-fated 1994 attempt to prevent Burlington Northern Inc. from buying Santa Fe Pacific Corp., each rail merger has been more costly than the last.

The takeover fight for Santa Fe cost BN nearly $1 billion more than it originally offered. Having forced railroad valuations up, UP's 1995 purchase of Southern Pacific Rail Corp. carried a purchase premium of more than $1 billion, and the ensuing bidding war between Norfolk Southern and CSX over Conrail cost the two buyers a purchase premium of more than $2 billion.

The service collapse that followed UP's ill-fated early attempt to integrate SP into its system led to huge operating losses, a cut in the dividend, and issuance of convertible preferred stock that can be changed into UP common stock at $68.90 a share.

                                Photo Caption:

                                    SURFACE
                                  REFLECTIONS
                              LAWRENCE H KAUFMAN

Similarly, the problems of integrating Conrail operations into their own has cost Norfolk Southern and CSX untold hundreds of millions of dollars in additional operating expenses and lost revenue opportunities.

Purchase premiums and operating problems led to weak balance sheets.

So they can't play in the merger game. There's more than just ego at stake here. UP, particularly, and CSX and NS face the prospect of having to compete against a combined BNSF-CN that will be solidifying its position and locking up market share while they watch helplessly.

Under current law and public policy, the BNSF-CN transaction appears to meet the public-interest test for approval. So the opponents are doing the only thing they can: They are trying to delay the other guy's deal.

That strategy was clear in the advertising aimed at customers (and government and investors) that ran last month in The Journal of Commerce and other newspapers.

That's not all they're trying.

They also are making an effort to persuade institutional investors, many of which hold several railroad stocks in their portfolios, to vote against the BNSF-CN combination. Both BNSF and CN stock prices have fallen since the merger was announced, and opponents argue a rejection would give their stocks a "bump."

A high BNSF executive says the company is not taking the threat lightly, but adds that those who were unhappy already have voted with their feet by selling the stock. Most of that stock, he says, has moved to investors who saw the lowered price as a buying opportunity.

And opponents continue to seek delay in the regulatory process. Snow suggested to securities analysts that the Surface Transportation Board might even dismiss the application without prejudice, telling the applicants to refile at a later date - presumably when UP, CSX and NS are better able to play.

The latter scenario is extremely unlikely. First, the STB can't very well dismiss a merger application until it's filed with the agency. Once it's filed, there is a legal and statutory process to be followed in dealing with the application.

About the only times the STB and its predecessor Interstate Commerce Commission have been reversed by the courts have been when the agency was found to have denied due process to the applicants. Linda Morgan, STB chairman, and Henri Rush, current STB general counsel, are both too smart to allow that to happen in this case.

The bottom line? The battle will go on for the next year and a half, at least.

--------------------------------------------------------------------------------

Lawrence H Kaufman is the national
transportation correspondent of The
Journal of Commerce. He can be reached
at LKauf81509@aol.com.



            Reprinted with permission from The Journal of Commerce

Photo Caption:
[LOGO] R A I L

Shippers Disunited?
BY JOHN GALLAGHER

NIT League, chemical shippers
not on same 'merger' page

An announcement by the Chemical Manufacturers Association that it will oppose the Burlington Northern Santa Fe Railway-Canadian National Railway merger may have done more to spark discord among rail shippers than serve as a preemptive strike against BNSF and CN.

At a Jan. 20 press conference, CMA said it would oppose the merger unless certain conditions are met, including reciprocal switching, trackage rights and haulage rights, or by directing CN-BNSF to quote a rate between any two points where the railroad originates, terminates or interchanges freight.

Photo Caption:

The Chemical Manufacturers Assn. will oppose the Burlington
Northern Santa Fe Railway-Canadian National Railway merger unless certain guarantees are given its members. The
NITL wants a less parochial approach.

In voting to oppose the proposed merger, CMA Executive Committee Chairman Whitt Sadler said chemical shippers pay nearly $5 billion a year in rail costs. "The CMA membership, along with other industries, has suffered from recent rail mergers," he said. "The mergers have caused a severe disruption of service and have done nothing to bring competitiveness to the rail industry."

Sadler said that nearly two-thirds of the country's chemical manufacturing facilities are captive shippers with no competitive alternatives. As a result, those facilities are forced to pay 15 to 60 percent more for services than comparable shippers. The association, he said, has conducted extensive surveys of members whose companies have competition versus those that don't in regard to shipments of the same product over the same distance. The results are "shocking to us as an industry," he said.

In light of this, "CMA will tell the STB that if, in spite of all the rejections it receives, it does decide to approve the merger, the STB should only do so if it attaches pro-competition conditions allowing captive shippers the right to receive service from a competing railroad," Sadler stated.

But just as the rail industry was blind- sided by the news in late December of BNSF's and CN's plans to combine their companies, so too was National Industrial Transportation League President Ed Emmett. He said he was "astonished" by the announcement and had not been briefed in any detail about it.

"What's the end result we want to achieve here?" Emmett said. "Do we want a rail system in North America that has five railroads with their own protected franchises that don't compete with each other, or do we want two systems that compete head to head throughout the continent? I think most shippers would go for the competitive alternative. And this (CMA proposal) doesn't get us there."

Emmett says he wants a commitment from the railroads that they will compete for other traffic if they merge. "But this (proposal) just seems to be a punitive thing," Emmett said. "It looks like (Union Pacific Railroad) wrote it for CMA. Shippers want a railroad that's willing to go to bottleneck shippers and offer them a rate, to tell BNSF-CN that we want to see that you're going to be a competitive railroad, that you're actually going to go out there and compete for traffic. That's different from telling them you're going to have to give up a whole bunch of your traffic just to get the merger approved."

CMA director Randy Speight said the plan was to inform CN President and CEO Paul Tellier and BNSF Chairman Rob Krebs of CMA's position shortly after the press conferences. "We also will communicate (CMA's opposition) to members of Congress and to each of the (Surface Transportation Board) commissioners," Speight said. "We also will make a filing (at the STB) with this position at the appropriate time." When asked what CMA hoped to accomplish by coming out in opposition to the merger before the formal STB process was under way, Speight said, "It's not rocket science. If we look at where we are today, we're in an environment where effective competition does not exist. We can't afford to jeopardize the few choices that members currently have by allowing (another merger to go through) unless conditions are clearly put on the railroads."

Notwithstanding Emmett's characterization of CMA's opposition to BNSF-CN, CMA says its aim is to return to the pro-competitive aspects of the Staggers Act of 1980. "The points in the Staggers Act are very compelling that Staggers wanted com-

                                            January 31, 2000 o trafficWORLD o 37

[LOGO]    R A I L


petition in the rail industry," Sadler said. "The STB has ignored that, and said that if you want to change our interpretation, you need to get new legislation to give us direc- tion. We're looking for fair interpretation of Staggers, that's all. We'd be very happy with it if it were interpreted properly."

A spokesman for CMA said it's not only chemical producers and manufacturers who have suffered the disadvantages of these RR mergers. "Pulp and paper, agriculture and a number of other organizations that ship across rail lines have suffered from some of the same service lapses and price increases as we have," he said. "But this (CMA opposition) was our statement and our decision, it was not a coalition."

And much to the chagrin of Emmett. "I was hoping to create a mood of, `Look, let's talk about a truly competitive railroad system. But this just punishes the heck out of (BNSF and CN), and they're not going to go for it. Would you? They're going to look at it and say, `Wait a minute, we've got to give access, in essence, to their entire customer base,' and UP, for example, wouldn't have to give them any. So I just found it very odd," said Emmett. NITL "is looking forward to working with CMA, a lot of our members are the same. But I always try to have some end-game in mind as to where I want to be when it's all over, and I don't know where this gets us."


                                            January 31, 2000 o trafficWORLD o 38

TW

Editorial

Most Curious

In the curious world of railroad regulation, the proposed merger of Canadian National Railway and Burlington Northern Santa Fe Railroad may prove to be most curious.

The CN-BNSF merger, viewed objec- tively, is much more deserving of Surface Transportation Board approval than the Conrail carve-up or the Union Pacific-Southern Pacific merger. And yet CN and BNSF will find it much more difficult to win approval. That is partly because of the mess their competition made of those transactions and partly because of their competitors' hid- den anti-competitive motives.

Let's look at why the CN-BNSF merger should be approved:

o The joining of Canadian National and Burlington North- ern Santa Fe is largely an end-to- end merger. Unlike the Union Pacific-Southern Pacific merger, this deal will not result in many points going from three-railroad service to two, or two-railroad service to one.

o The CN-BNSF merger is a stock transaction, trading shares of each rail- road for shares in a new umbrella corpo- ration. The Conrail carve-up, by contrast, was a bidding war ending in a large cash payout to Conrail shareholders and huge acquisition debts for CSX and Norfolk Southern. Once they solve their merger problems, NS and CSX are likely to look to shippers to repay that debt. The CN-BNSF deal won't create a burden of debt.

o Canadian National has an excellent reputation for customer service not evi-dent among most other railroads.

o Canadian National accomplished a similar end-to-end merger with Illinois Central without a hitch.

o By creating a second transcontinental railroad (CN already is a transcontinental railroad within Canada), the CN-BNSF merger promises substantial single-line efficiencies. Shippers will be able to load their freight on one coast and have it deliv- ered to the opposite coast without inter- change delays. The merger should simplify and lower the cost of the landbridge.

But the CN-BNSF merger will be more difficult because:

o Shippers are distrustful of another merger with the disaster of the Conrail carve-up still ongoing and the memories of the Union Pacific meltdown still fresh.

o Other railroads, despite their own operational foul ups, will be fighting vocif- erously against the CN-BNSF deal in order to protect the value of their own franchise.

o The Surface Transportation Board has changed the rules and raised the bar that CN and BNSF must jump.

You can't blame shippers for a "just say no" response to this merger proposal. The delays in the West caused by the Union Pacific merger were just evapo-rating when the Conrail carve- up doubled many transit times in the Northeast.

Railroads that compete with CN and BNSF will do all they can to parlay the shipper antagonism that they created into opposition to a new merger.

It appears that those railroads are already benefiting from the STB's unex-pected announcement last week that the CN-BNSF merger will be judged by crite-ria that are more stringent than those used in the Union Pacific or the Conrail cases.

In brief, the STB now says it will judge the CN merger not only on its immediate effect on the railroad landscape, but also on problems caused by previous mergers and on any mergers among other rail- roads that might be expected to result if the CN merger goes through.

All of this creates a curious picture of railroad regulation. Those who have failed in their merger efforts can use their failures to block those who have been successful. And by adopting rules that should have been followed all along, the STB can appear to be pro-shipper as it acts to pro- tect other railroads from new competition.

/s/ Clayton Boyce


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CN's Petition For Stay Pending Judicial Review
Pursuant to the Board's Rules of Practice, 49 C.F.R. Sec. 1115.5, Canadian National Railway Co. ("CN") hereby petitions for a stay pending judicial review1 of the Board's decision served March 17, 2000 ("Decision"). Rather than repeating positions stated in BNSF's petition for a stay, CN will supplement BNSF's arguments.

INTRODUCTION

The Board's moratorium is not authorized by statute. It conflicts with the approach to control transactions prescribed by Congress in the Interstate Commerce Commission Termination Act ("ICCTA") because it makes the strict timetables that ICCTA imposed on the Board meaningless.

Harmful consequences follow from the Board's ultra vires order. The Board has frozen the competitive structure of an entire industry for at least two to three years, causing irreparable injury to CN, BNSF, and their shippers. The moratorium is overbroad in relation to the service problems that are the Board's motivating concern; and may have unconstitutionally bound and gagged railroad managements through a catch-all prohibition. By failing to differentiate between the service and other characteristics of the Class I carriers that support a moratorium and BNSF and CN, which oppose it, the Board is protecting competitors in an anti-competitive fashion.

All of this is unnecessary. The Board's normal processes, carefully applied, enable it to reach results in the BNSF/CN docket that properly respond to immediate concerns. The Board, for example, has the means to constrain another "round" of consolidations during its rulemaking without foreclosing the opportunity to hear whether a particular consolidation is in the public interest. In these circumstances, each of the four factors that the Board has identified for a stay pending judicial review has been satisfied.2

I.   UPON JUDICIAL REVIEW, CN IS LIKELY TO PREVAIL ON THE MERITS

     A.   The Board Does Not Have The Statutory Powers It Claims

The Decision conflicts with the ICCTA scheme of deadlines and procedures embodied in 49 U.S.C. Sections 11324 and 11325. It is an unlawful exercise of authority unless the Board has other authority that "trumps" the ICCTA scheme.

There is, however, no such other authority. The substantive provisions cited as authority in the Decision, subsections (a) and (b)(4) of 49 U.S.C. Sec. 721, are ancillary to the Board's explicit statutory powers, and for reasons substantially set forth in BNSF's petition, provide no authority for the Board's action. The Board has cited no explicit statutory power that it is "carrying out," as would be required to invoke section 721(a), or as to which its moratorium order is "necessary" and "appropriate," as required by section 721(b)(4). The moratorium is thus unlawful, "[r]egardless of how serious the problem an administrative agency seeks to address." FDA v. Brown & Williamson Tobacco Corp., No. 98-1152, slip op. at 1 (U.S. Mar. 21, 2000).3

The Board did cite the Rail Transportation Policy ("RTP") as the statutory source of the interests with respect to which it was acting to prevent "irreparable injury." See Decision at 9-10. The RTP, however, can be implemented only through the substantive regulatory provisions of the Act; it is a measure of the correctness of the Board's exercise of its regulatory powers, but it is not a source of such powers.4 The Board does not have plenary authority outside of any particular regulatory provision to implement the RTP directly, whether as an exercise of ancillary powers or otherwise to prevent "irreparable injury." For example, the Board could not initiate a rulemaking to implement the RTP directly; it could only issue rules to implement particular regulatory provisions.5 Most certainly, the policies in the RTP "do not supersede specific provisions of the statute." Petition to Disclose Long-Term Rail Coal Contracts, supra, at *16. Thus, the Board can properly take the RTP into account in deciding whether to amend its control-transaction rules and in applying the "public interest" standard of section 11324(c) to particular transactions. The RTP does not authorize the Board to "supersede specific provisions of the statute" that govern the timetable for its consideration of such transactions. Id.

     B.   The Board Has Improperly Invoked Section 721(b)(4)

Section 721(b)(4) is simply not a freestanding authority to prevent whatever the Board may deem to be irreparable injury. In DeBruce Grain, Inc. v. Union Pac. R.R., STB Docket No. 42023 (STB served Apr. 27, 1998), the Board (agreeing with Union Pacific)6, stated that the criteria for exercising its authority under section 721(b)(4) are the same as those governing preliminary injunctions; it rejected the "narrow view" that irreparable harm is the only relevant consideration. The criteria include the movant's likelihood of success on the merits, i.e., the merits of the pending adjudicative proceeding in which the order is issued. Id. at 3 n.7. Prior to the Decision, the ICC and the Board had issued such relief only where sought by movants in particular adjudications. Here, the Board's "unprecedented" (Decision at 10) Decision was issued solely in the context of Ex Parte No. 582, which is a public hearing, not an adjudication, and without any assessment of a movant's likelihood of success on the merits of a particular claim. Indeed, the fact that there could be no such assessment in the present context (what merits? whose likelihood of success? in what proceeding?) demonstrates that the Board has attempted to invoke section 721(b)(4) in an inappropriate context.

Moreover, by its terms, section 721(b)(4) does not excuse the Board from any provision of law other than the cited provisions of the Administrative Procedure Act, which concern procedural requirements for agency rulemaking and formal adjudication. Section 721(b)(4) provides no basis for the Board to override directly or indirectly the mandatory statutory framework that ICCTA established for expeditious review of control applications, which imposed specific time requirements. See Post-Hearing Comments of Canadian National Railway Co. in Ex Parte 582.7

     C. As A Section 721(b)(4) Order, the Decision Is Procedurally and Substantively Defective

Even if section 721(b)(4) provided freestanding authority, the Decision would still be procedurally defective. There was no prior notice or opportunity to address that provision of the statute and its requirements. And while a finding of "irreparable injury" is by its nature forward-looking, the Board has acted here not upon evidence but upon speculations derived from contradictory and otherwise implausible assertions that cannot support such a finding. Thus, for example, the Decision relies upon threats by CN's competitors that amount to this: during the pendency of the BNSF/CN proceeding, those competitors would expend their management energies in the consideration or pursuit of transactions that could have little or no hope of Board approval because they are contrary to the interests of their shippers and the public. Further, this finding accepts the contradiction in the assertions of the competitor railroads: that they will be forced to focus on their own mergers but that mergers are unnecessary in order to bring to shippers most of the benefits that mergers bring.8 And it simply ignores the uncontradicted evidence that the railroad industry is having no difficulty raising the debt capital that it needs for continuing investment in rail assets.

Moreover, even if authorized and procedurally proper, the Decision is substantively defective. First, the moratorium is overbroad (and thus neither "necessary" nor "appropriate") insofar as it applies to the application to be filed by CN and BNSF, and for that reason alone it is arbitrary and capricious. If the Board believes it has the power it exercised in the Decision, to avoid the reactions that other railroads might have to the BNSF/CN proposal, it was only necessary to exercise that power against those railroads who sought Board action to prevent them from considering follow-on combination possibilities until at least a number of years had passed. The Board's perceptions that it faces "not ordinary circumstances" and that the moratorium is "unprecedented" only heightens the need to limit in this way what might otherwise be an overreaction, particularly in light of the undeniably anticompetitive consequences of a moratorium. Those consequences make it all the more essential that any action be no broader than necessary.

The Board sought to justify its moratorium order on the grounds that "the rail community is not in a position to now undertake what will likely be the final round of restructuring of the North American railroad industry, and . . . our current rules are simply not appropriate for addressing the broad concerns associated with reviewing business deals geared to produce two transcontinental railroads" (Decision at 2). Of course, the BNSF/CN combination is not necessarily part of such a "final round." And the radical step of a moratorium was not needed to deal with these concerns; the Board has more measured means, which it did not choose.

The Board could have confirmed that, in applying the public interest standard to the BNSF/CN application and any future applications, it would examine the possible effects of the transaction on the service of other carriers; the current service levels of the applicant carriers; the reasons for expecting that the applicant carriers will implement the proposed transaction without major service disruptions (as to which their performance in implementing prior mergers would be relevant and material); and the financial ability of the applicant carriers to carry out the integration measures contemplated by the application and to continue to invest after the transaction.

The Board could have stated that negative findings as to these factors will make it unlikely that the Board would conclude that the transaction is in the public interest, absent an extraordinary showing of countervailing public benefits. Such an announcement would, as a practical matter, make it highly unlikely that UP, CSX or NS would apply for control authority during the next 15 months, that there would be another "round" of control proceedings, or that the Board would be presented with an application to create the first of what might be only two transcontinental US railroads. This announcement would, of course, be consistent with the Board's Decision No. 1A in the BNSF/CN docket, in which it stated that it would take into account "downstream effects."

Neither of the above alternatives would preclude the Board from initiating a rulemaking to consider issues that may be posed by transcontinental U.S. mergers, and any other issues relating to control proceedings. Should the rulemaking reveal an additional element of the public interest not limited to proposals for transcontinental railroads, the significance of that new element for the BNSF/CN proceeding, and how that element should be applied, it can be dealt with in that proceeding. If CN and BNSF are willing to take that regulatory risk, it is not reasonable for the Board to refuse them a hearing.9

Second, the moratorium is also at odds with the First Amendment.10

The order directs all Class I railroads to "suspend activity relating to any railroad transaction that would be categorized as a major transaction." It raises fundamental constitutional questions to the extent it precludes a wide range of activities that may arise over time, including the following illustrative list:

     o Seeking Congressional or Executive Branch support for action to nullify the Decision and to allow the BNSF/CN transaction to be timely reviewed and approved.

     o Fulfilling existing contractual obligations related to potential major control transactions, such as the holding of shareholder meetings and votes.

     o Informing shareholders or other stakeholders of the state of a pending or potential future major control transaction.

     o Unilaterally studying possible major control transactions (as UP apparently did as to CP), including studies of the potential impacts of alternative control transactions in comparison to each other and to the status quo to determine which might best promote the financial health of the industry and improve service to shippers.

     o Developing or communicating plans for the period during and following the moratorium that would relate to a major control transaction.

     o Communicating with any party, including employees, carload and intermodal customers, federal, state, and local officials, shareholders, potential investors, consultants, bankers, other railroads, and the media about plans that would or might entail a major control transaction or a response to a major control transaction.

     o Developing mechanisms to increase environmentally beneficial competition with trucks that would depend on or relate to a major control transaction.11

     o Discussing or entering into financial and other contractual arrangements with non-railroad parties or changing charter provisions in anticipation of offensive or defensive strategies with respect to one or more future control transactions.

II.  THE BALANCE OF HARDSHIPS FAVORS CN

     A.   CN and The Public Interest Will Suffer Irreparable Harm Absent A Stay

Courts have recognized that irreparable harm results inherently "as a matter of law" from delay in corporate control transactions.12 For example, laws that delay tender offer processes in conflict with Congressionally imposed time limitations inherently give rise to irreparable injury, because delay is precisely the harm that Congress sought to avoid. See Kennecott, 637 F.2d at 188-89.

With respect to railroad control proceedings in particular, Congress, protecting both public and private interests, made clear in the 1976 and 1980 amendments to the Interstate Commerce Act, and reaffirmed in ICCTA, that delay in railroad control proceedings is intolerable. Congress recognized that complex control transactions are highly time-sensitive, which is why it left timing to private initiative; and if there are shipper benefits to be had, delay means that they are irretrievably lost. The injuries occasioned by the Board's sweeping prohibition are both concrete and inevitable.

Moreover, infringement of First Amendment freedoms, "for even minimal periods of time, unquestionably constitutes irreparable injury." Elrod v. Burns, 427 U.S. 347, 373 (1976); Branch v. FCC, 824 F.2d 37, 40 (D.C. Cir. 1987).

     B.   A Stay Will Not Harm The Public Nor Other Parties

The Board's Decision purports to base the imposition of the moratorium on certain supposed "harms" to the railroad industry and, even more tenuously, to the public at large. There is no basis for this theory. Congress determined that a prompt and fair hearing was in the public interest. A large majority of the shipper participants in Ex Parte 582 wanted BNSF/CN to be judged on the record after a prompt and fair hearing; few, if any, shippers claimed they would be harmed by a fair hearing. And it is hard to imagine any party other than the railroads seeking the Board's protection from competition which would seriously contend that it would somehow suffer cognizable harm if the Board were to abide by the time limitations imposed by Congress in considering control transactions while concurrently conducting a rulemaking relating to control transactions.

As discussed above, BNSF and CN would not be harmed by parallel proceedings that complied with the Congressional deadlines, and neither would the other Class I railroads. The Board asserts that other Class I railroads will focus on fashioning "strategic responses" to the BNSF/CN control application and not on addressing the service problems that continue to prejudice their customers. Decision at 3-4, 5, 7, 8. This supposed "distraction" harm is not plausible. It rests on contradictory and otherwise implausible assertions by other railroads eager to receive the protection the moratorium affords them from the increased competition they correctly anticipate from a BNSF/CN combination. In any case, as described above, the Board has other means to prevent injurious or ill-considered follow-on mergers. Those means are sufficient to meet the Board's findings concerning this supposed distraction and shift in management priorities, which related primarily to another "round" of applications, or to applications seeking to create one or more U.S. transcontinental railroads. See Decision at 3-4, 5, 7, 8, 9. Otherwise, since these railroads have never before shown a reluctance to participate in a competitor's transaction proceeding, and no showing was made in Ex Parte 582 that their prior participation had been "distracting," there should be no need for the Board to be concerned that these railroads will be distracted by participation relating to the BNSF/CN application alone. That would certainly be the case if the Board were to take the simple steps that would assure that, until the other railroads have their service and finances back in order, their "responsive" applications are not practical options.

     C.   A Stay Is In The Public Interest

A stay would serve the public interest. There is a Congressionally emphasized public interest in the acceptance and prompt consideration of control applications. The public interest would be disserved by broadly forbidding the railroads from engaging in activities, separately or jointly, that could improve service and increase efficiency through control transactions.

CONCLUSION

The Board should stay its Decision pending judicial review and, upon filing by BNSF and CN of their application, reach a decision on the merits within the 16-month period prescribed by statute.

Respectfully submitted,

     Jean Pierre Ouellet   Paul A. Cunningham
     CANADIAN NATIONAL     David A. Bono
     RAILWAY COMPANY       Richard B. Herzog
     P. O. box 8100        Gerald P. Norton
     Montreal, PQ H3B 2M9  HARKINS CUNNINGHAM
     (514) 399-5430        801 Pennsylvania Avenue,
                           N.W., Suite 600
                           Washington, D.C. 20004-2664
                           (202) 973-7600

                Attorneys for Canadian National Railway Company

March 23, 2000

CERTIFICATE

I hereby certify that on this 23rd day of March 2000, I caused a copy of the foregoing Petition of Canadian National Railway Company for Stay Pending Judicial Review (Corrected and Supplemented) to be hand-delivered to the following:

     William L. Slover                      Erika Z. Jones
     C. Michael Loftus                      Roy T. Englert, Jr.
     Robert D. Rosenberg                    Adam C. Sloane
     Slover & Loftus                        Mayer, Brown & Platt
     1224 17th St., N.W.                    1909 K St., N.W.
     Washington, D.C. 20036                 Washington, D.C. 20006

     The Honorable Janet Reno               G. Paul Moates, Esq.
     Attorney General of the United States  Sidley & Austin
     Department of Justice                  1722 Eye St., N.W.
     950 Pennsylvania Ave., N.W.            Washington, D.C. 20006
     Washington, D.C. 20530

     Henri F. Rush, General Counsel         J. Michael Hemmer, Esq.
     Surface Transportation Board           Covington & Burling
     1925 K Street, N.W.                    1201 Pennsylvania Ave., N.W.
     Washington, D.C. 20423                 Washington, D.C. 20044-7566

     Terrence M. Hynes, Esq.                Dennis Lyons
     Sidley & Austin                        Arnold & Porter
     1722 Eye Street, N.W.                  555 12th Street, N.W.
     Washington, D.C. 20006                 Washington, D.C. 20004-1202

     William A. Mullins                     Joseph R. Pomponio
     Thomas J. Healey                       Federal Railroad Administration
     Troutman & Sanders LLP                 1120 Vermont Avenue, N.W., RCC-20
     1300 Eye St., N.W., Suite 500 East     Washington, D.C. 20590
     Washington, D.C. 20005-3314

     Paul Samuel Smith
     U.S. Department of Transportation
     400 7th St., S.W., C-30
     Washington, D.C. 20590

                                  ------------

                                David Bono, Esq.

                                  ------------

1. CN filed a petition for review of the Board's decision on March 17, 2000 (D.C. Cir. No. 00-1118), as did BNSF (D.C. Cir. No. 00-1120) and the Western Coal Traffic League (D.C. Cir. No. 00-1115). CN also intends to file a motion with the Court of Appeals for stay of the Board's decision. The Board's action on this stay petition may make unnecessary the relief to be sought from the court.

2. See Union Pac. Corp. - Control and Merger - Southern Pac. Corp., STB Finance Docket No. 32760 (Sub-No. 36), slip op. at 1 (STB served Oct. 29, 1999) (granting stay).

3. See also Brae Corp. v. United States, 740 F.2d 1023, 1059 (D.C. Cir. 1984) ("discretionary powers surely do not evade the explicit requirements . . . that reflect a specific set of Congressional concerns"), cert. denied, 471 U.S. 1069
(1985).

4. See Petition to Disclose Long-Term Rail Coal Contracts, Ex Parte No. 387 (Sub-No. 961), 1988 ICC Lexis 222 at *16 (RTP "represents broad policy goals to be considered when performing our regulatory role. . . . [E]ach rail provision is to be read with the RTP in mind.").

5. Global Van Lines v. ICC, 714 F.2d 1290, 1295-96 (5th Cir. 1983) (noting with reference to predecessor to RTP that"general congressional exhortation to 'go forth and do good,' without more, is not a proper foundation for the sound development of administrative law").

6. As UP correctly stated to the Board in that case: "The way DeBruce is reading new Section 721(b)(4) would mean that the section has vastly expanded the Board's ability to regulate rail transportation as compared to the ICC's. Indeed, under DeBruce's view of Section 721(b)(4) the Board could issue an administrative injunction even if there were no violations of the Act's substantive provision (the practical equivalent of eliminating the requirement for a 'likelihood of success on the merits'). There is not a shred of support in the statute or its legislative history to support the notion that such a vast expansion of rail regulation was being enacted or intended. In fact, such a construction would be contrary to the overall thrust of the ICC Termination
Act, which was to reduce regulation of railroads. . . ." Reply of Union Pacific
Railroad Company to Motion For Emergency Order, at 6-7 (Nov. 14, 1997)
(emphasis in original citing legislative history).

7. Prior to enactment of ICCTA, the ICC declined to defer decision in one control proceeding to await the results of a battle between UP and BN for control of Santa Fe because it could not be done consistently with the then-existing statutory deadlines. Union Pac. Corp. -- Control -- Chicago & N.W. Transp. Co. Finance Docket No. 32133, Decision No. 25 at 60-61 (ICC served Mar. 7, 1995).

8. In conflict with its "distraction" rationale based on the BNSF/CN control proceeding, the Board has invited pervasive distraction by proposing a prolonged rulemaking that invites reopening of a number of issues that had been settled by prior decisions.

9. There would be nothing new in a rulemaking proceeding to amend the Board's rules for control proceedings during the pendency of an individual control proceeding. That has occurred repeatedly since the Staggers Act. See, e.g., Ex Parte No. 282 (Sub-No. 19) (STB served Nov. 24,1999) (terminating proposed rulemaking in effect during BN/Santa Fe, UP/SP, CSX/NS and CN/IC proceedings); Railroad Consolidation Procedures, 366 I.C.C. 75 (1982)) (adopting final rules during pendency of UP/MP/WP proceeding). Moreover, similar risk is always present in a control proceeding; witness, for example, the additional requirements concerning new competition in the CSX/NS proceeding, and the growth of requirements concerning environmental protection and safety.

10. E.g., California Motor Transport Co. v. Trucking Unlimited, 404 U.S. 508, 510 (1972). Action that trenches upon such constitutionally protected interests is subject to a higher level of scrutiny and bears a heavier burden of justification. As construed by the Board, section 721(b)(4) would constitute an unlawful delegation of power for it embodies no intelligible principle to limit the Board's exercise of authority.

11. The Decision (at 11) concluded with the boilerplate statement that it will not significantly affect the environment or conservation of energy resources. However, there is no evident basis for such an assertion about deferral of a transaction that can be expected, e.g., to reduce the volume of truck traffic. See 42 U.S.C. Sections 4321 et seq.

12. See, e.g., Hyde Park Partners, LP v. Connolly, 839 F.2d 837, 853 (1st Cir.
1988) (substantial and irreparable harm would arise from enforcement of statute imposing one-year moratorium on corporate takeover attempt as sanction for noncompliance with statute's disclosure provisions); San Francisco Real Estate Investors v. Real Estate Inv. Trust, 701 F.2d 1000, 1002-03 (1st Cir. 1983); see also Kennecott Corp. v. Smith, 637 F.2d 181, 188-89 (3d Cir. 1980) (delay in control transaction "in and of itself constitutes irreparable injury"); cf. Allegheny Energy, Inc. v. DQE, Inc., 171 F.3d 153, 164 (3d Cir. 1999) (loss of opportunity to pursue merger is irreparable injury).


                  (c) 2000, Canadian National Railway Company
                           Legal Terms and Conditions

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Combination Benefits

Key Facts about the Combination

   o  End-to-end
   o North America's largest rail network
   o Unites the two most efficient railroads in North America
   o 67,000 employees
   o 50,000 route miles
   o US$ 12.5 billion in revenues (C$ 18.5 billion)
   o Expanded single-line service
   o Total synergies of US $500 million to $600 million (C$750 million to C$890 million) annually

Key Benefits for CN Shareholders

   o All stock transaction
   o Fair exchange ratio
   o No new debt
   o Improved earning potential
   o Enhanced profitability
   o High growth potential
   o Accretive
   o Tax efficient transaction
   o Strong free cash flow

Terms & Features of the Combination

   o A new company, North American Railways, Inc. will be created as a companion company to CN to effect the combination.

   o The transaction will be implemented through a recapitalization and share exchange. CN shareholders will receive for each CN common share a stapled security consisting of 1.05 CN voting shares and, at their option, either 1.05 shares of North American Railways common stock or 1.05 CN shares, exchangeable for 1.05 shares of North American Railways common stock.

     For each BNSF share, BNSF shareholders will receive a stapled security consisting of one share of North American Railways common stock and one CN voting share which will trade together as one security.

   o The transaction is designed to be tax efficient and fair for both Canadian and American shareholders.

   o Both CN and BNSF will maintain their current regional operating and marketing focus. In addition, the structure of the transaction will preserve the management, culture and commitment to customer service of CN and BNSF, thereby minimizing integration risk.



                  (C) 2000, Canadian National Railway Company
                           Legal Terms and Conditions

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination, investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC website, www.sec.gov, or the website of the Canadian Securities Administrators www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.